                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            Digital Sound Corporation
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                    253911101
                                 (CUSIP Number)

                             Stephen R. Nelson, Esq.
                         Moore Capital Management, Inc.
                           1251 Avenue of the Americas
                               New York, New York
                                      10020
                                 (212) 782-7102
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 19, 1997
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].



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SCHEDULE 13D

CUSIP No. 253911101

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Moore Capital Management, Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         Not Applicable                        a[ ]
                                               b[ ]

3.        SEC USE ONLY

4.        SOURCE OF FUNDS*
                OO

5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)         [ ]

6.        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Connecticut

                     7.       SOLE VOTING POWER
                                    None

                     8.       SHARED VOTING POWER
NUMBER OF
  SHARES                           1,646,670
BENEFICIALLY
 OWNED BY
  EACH               9.       SOLE DISPOSITIVE POWER
REPORTING
 PERSON                              None
  WITH
                     10.      SHARED DISPOSITIVE POWER

                                   1,646,670

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,646,670

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                              [ ]

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.4%

14.       TYPE OF REPORTING PERSON*
          CO, IA




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SCHEDULE 13D

CUSIP No. 253911101

1.        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Louis M. Bacon

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          Not Applicable                       a[ ]
                                               b[ ]

3.        SEC USE ONLY

4.        SOURCE OF FUNDS*
               OO

5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]

6.        CITIZENSHIP OR PLACE OF ORGANIZATION
                   U.S.

                        7.       SOLE VOTING POWER

                                       None

                        8.       SHARED VOTING POWER
NUMBER OF
 SHARES                               2,008,130
BENEFICIALLY
 OWNED BY
  EACH                  9.       SOLE DISPOSITIVE POWER
REPORTING
 PERSON                                None
  WITH

                        10.      SHARED DISPOSITIVE POWER

                                       2,008,130

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,008,130

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                [ ]

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          8.9%

14.       TYPE OF REPORTING PERSON*
          IN, IA




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SCHEDULE 13D

CUSIP No. 253911101

1.        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Moore Global Investments, Ltd.

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          Not Applicable                      a[ ]
                                              b[ ]

3.        SEC USE ONLY

4.        SOURCE OF FUNDS*
                  WC

5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                  [ ]

6.        CITIZENSHIP OR PLACE OF ORGANIZATION
                British Virgin Islands

                        7.       SOLE VOTING POWER

                                       None

                        8.       SHARED VOTING POWER
NUMBER OF
 SHARES                              1,646,670
BENEFICIALLY
 OWNED BY
  EACH                  9.       SOLE DISPOSITIVE POWER
REPORTING
 PERSON                                None
  WITH

                        10.      SHARED DISPOSITIVE POWER

                                      1,646,670

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,646,670

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                            [ ]

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.4%

14.       TYPE OF REPORTING PERSON*
          CO




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Item 1.  Security and Issuer

          This statement on Schedule 13D (the "Statement") relates to the Common Stock, no par value per share (the "Common Shares"), of Digital Sound Corporation, a California corporation (the "Company"). The registered office of the Company is located at 6307 Carpinteria Avenue, Carpenteria, CA 93013.

Item 2.  Identity and Background

          The Statement is being filed by (1) Moore Capital Management, Inc., a Connecticut corporation ("MCM"), (2) Louis M. Bacon ("Mr. Bacon"), a United States citizen, in his capacity as (a) Chairman and Chief Executive Officer, director and controlling shareholder of MCM and (b) Chairman and Chief Executive Officer, director and majority interest holder in Moore Capital Advisors, LLC ("MCA"), and (3) Moore Global Investments, Ltd., a British Virgin Islands corporation ("MGI"). MCM, Mr. Bacon and MGI are sometimes collectively referred to herein as the "Reporting Persons".

          MCM, a registered commodity trading advisor and member of the National Futures Association, serves as discretionary investment manager to MGI, a non-U.S. investment company, and other investment funds. MCA, a registered commodity trading advisor and commodity pool operator, serves as general partner and discretionary investment manager to a U.S. partnership, Remington Investment Strategies, L.P. ("RIS"). The principal


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occupation of Mr. Bacon is the direction of the investment activities of MCM and
MCA, carried out in his capacity of Chairman and Chief Executive Officer of such entities. In this capacity, Mr. Bacon may be deemed to be the beneficial owner of the Common Shares which would be acquired for the account of MGI and RIS, upon the conversion of shares of Series B Preferred Stock, no par value per share (the "Series B Preferred Shares"), of the Company held by MGI and RIS. The principal offices of MCM are located at 1251 Avenue of the Americas, New York, New York 10020, which is also the business address of Mr. Bacon. The principal offices of MGI are located at c/o Citco Fund Services (Bahamas) Ltd., The
Bahamas Financial Centre, P.O. Box CB-13136, Nassau, Bahamas. Schedule I lists the name, business address, citizenship, position and present principal occupation of the directors and executive officers of each of MCM and MGI.

          During the last five years, none of the Reporting Persons or, to their knowledge, any of the persons listed on Schedule I has been: (a) convicted in a criminal proceeding, or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



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Item 3.  Sources and Amounts of Funds or Other Consideration

          MGI and RIS expended an aggregate of approximately $2,250,000 of working capital to purchase the 200,813 Series B Preferred Shares held by them. Each Series B Preferred Share is convertible into ten Common Shares, subject to certain adjustments. MGI and RIS may effect purchases of securities through margin accounts maintained for them with brokers who extend margin credit to MGI and RIS as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and such firms' credit policies. The Common Shares that may be held in these margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.  Purpose of Transaction

          The acquisition of the Series B Preferred Shares for the account of MGI and RIS was made in a private offering for investment purposes. While no further purchases of Series B Preferred Shares are contemplated, each of MCM and Mr. Bacon may direct further purchases of Common Shares. In addition, MGI and RIS hold Convertible Notes (as defined below) which, in certain circumstances, automatically convert into Series B Preferred Shares.

          None of the Reporting Persons nor, to the best of their knowledge, the persons listed in Schedule I have any present






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plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. MCM or Mr. Bacon may, at any time, review or reconsider its or his position with respect to the Company and, to the extent advisable in light of market conditions, trading policies or other considerations, formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5.  Interest in Securities of the Issuer

          (a)-(b) On the date of this Statement:

          (i) Mr. Bacon is deemed to have beneficial ownership for purposes of
Section 13(d) of the Securities Exchange Act of 1934 ("Beneficial Ownership") of 2,008,130 Common Shares issuable upon conversion of 200,813 Series B Preferred Shares by virtue of his control of MCM and MCA. Such shares represent 8.9% of the issued and outstanding Common Shares. Also by virtue of his control of MCM and MCA, Mr. Bacon is deemed to share voting power and dispositive power over the Common Shares issuable upon conversion of the Series B Preferred Shares held by MGI and RIS.

          (ii) MCM is deemed to have Beneficial Ownership of 1,646,670 Common Shares issuable upon conversion of 164,667 Series B Preferred Shares by virtue of its position as discretionary investment manager of MGI. Such shares represent 7.4% of the issued and outstanding Common Shares. MCM is vested with the power to direct disposition of the Common Shares



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issuable upon conversion of the Series B Preferred Shares held by MGI and shares with MGI and Mr. Bacon voting power over such Common Shares.

          (iii) MGI has Beneficial Ownership of 1,646,670 Common Shares issuable upon conversion of 164,667 Series B Preferred Shares held by it. Such shares represent 7.4% of the issued and outstanding Common Shares. MGI currently would not exercise dispositive power over such Common Shares but could obtain such power within 60 days if MGI exercised its right to terminate its trading advisory agreement with MCM.

          The percentages used herein are calculated based upon the 20,561,593 Common Shares represented by the Company in the Preferred Stock Purchase Agreement (as defined below) to be issued and outstanding as of December 15, 1997.

          To the best knowledge of the Reporting Persons, none of the persons named in Schedule I, other than Mr. Bacon, has or is deemed to have Beneficial Ownership of Common Shares.

          (c) On December 19, 1997, MGI and RIS purchased from the Company 164,667 and 40,163 Series B Preferred Shares, respectively, at a price per share of $7.50. Such purchases were the only transactions effected by the Reporting Persons with respect to Common Shares within the past 60 days. In connection with such purchase of Series B Preferred Shares, MGI and RIS also


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purchased from the Company $609,997.50 and $133,905, respectively, in principal amount of Convertible Notes of the Company (the "Convertible Notes"). If shareholders of the Company approve an amendment to the Company's articles of incorporation, the Convertible Notes held by MGI will automatically convert into 81,333 Series B Preferred Shares and the Convertible Notes held by RIS will convert into 17,854 Series B Preferred Shares.

          (d) The shareholders of MGI and the partners of RIS have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Common Shares acquired for the account of MGI and RIS, respectively.

          (e) Not applicable.

Item 6.           Contracts, Arrangements, Understandings, or
                  Relationships with Respect to Securities of the Issuer.

          In connection with the acquisition of the Series B Preferred Shares held by them, MGI and RIS entered into a Preferred Stock Purchase Agreement (the "Preferred Stock Purchase Agreement") and a Registration Rights Agreement, each dated as of December 19, 1997 with the Company and certain other persons, which agreements are filed as Exhibit C and Exhibit D hereto, respectively, and are incorporated herein by reference. With respect to the Series B Preferred Shares to which it relates, the Preferred Stock Purchase Agreement sets forth the terms and conditions upon which the Series B Preferred Shares and


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Convertible Notes were purchased, including restrictions on transfer of the
Series B Preferred Shares. Also pursuant to the Preferred Stock Purchase Agreement, the Company has undertaken to call a meeting of shareholders, to be held not later than April 15, 1997, to submit to shareholders for approval a proposal to amend the Company's articles of incorporation to increase the number of authorized Common Shares. The increase will serve to allow the Company to reserve a sufficient number of Common Shares to accommodate the conversion of shares of Series B Preferred Shares issuable upon conversion of the Convertible Notes, which Convertible Notes shall convert automatically to Series B Preferred Shares upon such approval by the shareholders. The Registration Rights Agreement provides holders of the Series B Preferred Shares with respect to such shares certain demand and "piggyback" registration rights, subject to the conditions and indemnifications set forth therein. The foregoing description of the terms of the Preferred Stock Purchase Agreement and the Registration Rights Agreement are qualified in their entirety by reference to the specific provisions of each such agreement, which are filed as Exhibit C and Exhibit D hereto.

          From time to time each of the Reporting Persons, may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the


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same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time to the extent permitted by applicable law, each Reporting Person may borrow the Common Shares for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

          Except as set forth herein, the Reporting Persons and RIS do not have any contracts, arrangements, understandings or relationships with respect to any Common Shares.

Item 7.  Material to be Filed as Exhibits

          Exhibit A: Power of Attorney dated November 28, 1997, granted by Louis
M. Bacon in favor of M. Elaine Crocker, Kevin F. Shannon and Stephen R. Nelson

          Exhibit B: Joint Filing Agreement among the Reporting Persons.

          Exhibit C: Preferred Stock Purchase Agreement dated as of December 19, 1997 among the Company, MGI, RIS and certain other persons.

          Exhibit D: Registration Rights Agreement dated as of December 19, 1997 among due Company, MGI, RIS and certain other persons.




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Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 23, 1997


                         MOORE CAPITAL MANAGEMENT, INC.


                            By:    /s/ Stephen R. Nelson
                                   Name:  Stephen R. Nelson
                                   Title: Vice President


                                   LOUIS M. BACON


                                   /s/ Stephen R. Nelson
                                        Attorney-in-Fact



                         MOORE GLOBAL INVESTMENTS, LTD.


                          By:

                            By:    /s/ Stephen R. Nelson
                                   Name:   Stephen R. Nelson
                                   Title:  Attorney-in-Fact



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Schedule I

(a) Set forth below is the name, position with Moore Capital Management, Inc. ("MCM") and present principal occupation of the directors and executive officers of MCM. The business address of each such person is 1251 Avenue of the Americas, New York, New York 10020. Each such person is a United States citizen.

Name and Position with MCM                Present Principal Occupation
--------------------------                ----------------------------

Louis M. Bacon, Director,                 Chief Executive Officer of
Chairman & Chief Executive                MCM and affiliates
Officer

M. Elaine Crocker, Director               President of MCM and
& President                               affiliates

Stanley Shopkorn, Director                Managing Director of Equities Trading
                                          for MCM and  affiliates

Chris Pia, Director                       Managing Director of Foreign Exchange,
                                          Futures and Fixed Income Execution
                                          for MCM and affiliates

Richard Axilrod, Director                 Director of Fixed Income Trading for
                                          MCM and affiliates

Kevin F. Shannon, Director,               Chief Financial Officer of MCM
CFO and Treasurer                         and affiliates

Stephen R. Nelson, Director,              General Counsel of MCM and
General Counsel, Vice President           affiliates
and Secretary


(b) Set forth below is the name, position with Moore Global Investments Ltd. ("MGI"), business address, citizenship or place of organization and present principal occupation or business of the directors of MGI.

Name, Business Address and
Citizenship or Place of          Position              Present Principal
Organization                     with MGI              Occupation
--------------------------       --------              -----------------

Anthony Stocks                   Director              Director of the
Citco Fund Services                                    International Fund
(Curacao)                                              Services division
 N.V.                                                  of Citco Group Ltd.
Kaya Flamboyan 9
P.O. Box 812
Willemstad, Curacao
Netherlands Antilles


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       Citizen:  United Kingdom
Charles Hansard                     Director         Managing Director
BBV Latinvest Securities                             of Kingsfort
 Limited                                             Limited
1 Angel Court
London
England EC2R 7HJ
       Citizenship:  Irish

Michael J.D. Dee                    Director         Chairman of
Europlan Financial Services                          Europlan
Limited                                              Continuation
Lister House                                         Limited
35 The Parade, St. Helier
Jersey, JEZ 3QQ Channel Islands
       Citizenship:  British

Robert Voges                        Director         Executive Director
Curacao International Trust                          and Vice President
Company N.V.                                         of Citco Group
De Ruyterkade 62                                     Limited
P.O. Box 812
Willemstad, Curacao
Netherlands, Antilles
       Citizen:  Curacao

*Inter Caribbean Services           Director         Member of Citco
(Bahamas) Ltd.                                       Group Ltd.
The Bahamas Financial Centre                         providing director
P.O. Box CB-13136                                    services to
Nassau, Bahamas                                      clients to Citco
       Organized:  Bahamas



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                                 EXHIBIT INDEX

Exhibit                  Description
-------                  -----------

   Exhibit A:            Power of Attorney dated November 28, 1997,
                         granted by Louis M. Bacon in favor of M. Elaine
                         Crocker, Kevin F. Shannon and Stephen R. Nelson

   Exhibit B:            Joint Filing Agreement among the Reporting Persons.

   Exhibit C:            Preferred Stock Purchase Agreement dated
                         as of December 19, 1997 among the Company, MGI, RIS and certain other persons.

   Exhibit D:            Registration Rights Agreement dated as of
                         December 19, 1997 among due Company, MGI, RIS and certain other persons.